ArcelorMittal publishes its Annual Report 2016 on Form 20-F

23 February 2017 - ArcelorMittal has today filed its Annual Report 2016 on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is now available on ArcelorMittal's website http://corporate.arcelormittal.com under SEC filings.